Exhibit 12.1
NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					12 Weeks Ended
	Jan. 1,	Dec.31,	Dec.30,	Dec.29,	Jan.3,	Mar 22,	Mar 28,
(In thousands, except ratios)	2005	2005	2006	2007	2009	2008	2009

Fixed Charges:
Interest expense on Indebtedness	$27,181	27,877	30,840	28,088	26,466	6,117	5,304

Rent expense (1/3 of total rent expense)	9,901	10,386	9,966	9,057	9,496	2,081	2,332

Total fixed charges	$37,082	38,263	40,806	37,145	35,962	8,198	7,636

Earnings:
Income (loss) before provision for income taxes	$19,199	63,721	(21,689)	53,015	53,791	16,281	17,526

Fixed charges	37,082	38,263	40,806	37,145	35,962	8,198	7,636

Total earnings	$56,281	101,984	19,117	90,160	89,753	24,479	25,162

Ratio	1.52x	2.67x	0.47x	2.43x	2.50x	2.99x	3.30x